As filed with the Securities and Exchange Commission on July 15, 2003

Registration No. 333-106416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

PRE-EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

CHUNGHWA TELECOM CO., LTD.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney
The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris Kuang-Hsiang Lin, Esq. Simpson Thacher & Bartlett Asia Pacific Finance Tower, 7th Floor 3 Garden Road, Central Hong Kong (852) 2514-7600	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ X ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee(2)
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing common shares, par value NT$10 each, of Chunghwa Telecom Co., Ltd.	300,000,000 American Depositary Shares	$5.00	$15,000,000	$1213.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

Of this fee, $202.25 was previously paid when the initial registration statement on Form F-6 (registration no. 333-106416) was filed on June 24, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2003, among Chunghwa Telecom Co., Ltd.,  The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Form of letter agreement among Chunghwa Telecom Co., Ltd. and The Bank of New York relating to pre-release activities. - Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 15, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value NT$10 each, of Chunghwa Telecom Co., Ltd.

By:   The Bank of New York,
 As Depositary

By:  /s/ Vincent J. Cahill, Jr.

Name: Vincent J. Cahill, Jr.

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Chunghwa Telecom Co., Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Taipei, Taiwan, Republic of China, on July 15, 2003.

Chunghwa Telecom Co., Ltd.

By:  /s/ Shyue-Ching Lu
Name: Shyue-Ching Lu
Title:   President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed on July 15, 2003 by the following persons in the capacities indicated:

Signature	Title
/s/ Tan Ho Chen	Chairman
Tan Ho Chen
/s/ Shyue-Ching Lu Shyue-Ching Lu	Director, President and Chief Executive Officer (Principal Executive and Financial Officer)

_____________________________	Director
Oliver F. L. Yu
_____________________________	Director
Joseph Jye-Chern Lyn
/s/ Lai-Hsi Lee	Director
Lai-Hsi Lee
/s/ Yu-Huei Jea	Director
Yu-Huei Jea
/s/ Chung-Hsiuing Wang	Director
Chung-Hsiuing Wang
/s/ Ching-Tern Huang	Director
Ching-Tern Huang
/s/ Peter C. Lin	Director
Peter C. Lin
/s/ Jing-Twen Chen	Director
Jing-Twen Chen
/s/ Tse-Ming Chang Tse-Ming Chang	Director
/s/ Zzehong Tsai	Director
Zsehong Tsai
_____________________________ Shih-Peng Tsai	Director

_____________________________	Director
Yauh Hong Lin
_____________________________	Director
Yi Maw Lin
/s/ Tse-Min Chen	Chief Accounting Officer
Tse-Min Chen	(Principal Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Chunghwa Telecom Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware on July 15, 2003.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi

Name:  Donald J. Puglisi

Title:

Managing Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Deposit Agreement dated as of ____________, 2003, among Chunghwa Telecom Co., Ltd., The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.